UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 13, 2024, Cemex, S.A.B. de C.V. (NYSE:CX) (“Cemex”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that S&P Global Ratings (“S&P”) has upgraded Cemex’s long-term global scale issuer credit rating from “BB+” to investment grade “BBB-”. Additionally, S&P also upgraded Cemex’s long-term national scale rating to “mxAA+” from “mxAA”, confirmed Cemex’s short-term national rating of “mxA-1+”, and upgraded Cemex’s unsecured senior notes’ global and national issuance scale rating to “BBB-“ from “BB+” and to “mxAA+” from “mxAA”, respectively, as well as its subordinated notes with no fixed maturity to “BB” from “B+”.

The information furnished with this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date:	March 14, 2024	By:	/s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller

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